LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

04012224

04 JAN -5 AM 7:21

SUPPL

December 16, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

- **Material Change Report dated on December 12, 2003**
- **Press Release dated December 15, 2003 - Legacy Hotels Real Estate Investment Trust Announces Closing of Refinancing Transaction And Repayment of Debentures**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dlw 1/20

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: ______________________
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

MATERIAL CHANGE REPORT

1. **Reporting Issuer**

   Legacy Hotels Real Estate Investment Trust ("Legacy")
   Canadian Pacific Tower
   100 Wellington Street West
   Suite 1600
   Toronto, Ontario
   M5K 1B7

2. **Date of Material Change**

   December 4, 2003 and December 10, 2003

3. **Press Release**

   Press releases reporting the material change described in this report were issued on December 4, 2003 and December 10, 2003. The press releases were distributed in Canada through Canada NewsWire.

4. **Summary of Material Change**

   On December 4, 2003, Legacy gave notice calling for redemption all of its outstanding Series 1C, 1D and 2B Debentures on December 15, 2003. Legacy had previously announced its intention to redeem these Debentures in conjunction with the proposed financing announced on October 17, 2003.

   On December 10, 2003, Legacy announced the redemption price for its outstanding Series 1C, 1D and 2B Debentures previously called for redemption; the redemption price is $1,030.05, $1,109.71 and $1,057.50, respectively, per $1,000 principal amount, plus accrued and unpaid interest.

5. **Full Description of Material Change**

   See press releases dated December 4, 2003 and December 10, 2003 attached as Schedule "A" and "B", respectively.

6. **Reliance on Confidentiality Provisions of Securities Legislation**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

The senior officer of Legacy who is knowledgeable about this material change is:

Terence P. Badour
Executive Vice President and General Counsel
Telephone: 416.874.2850

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 12th day of December, 2003.

/s/Terence P. Badour
Terence P. Badour
Executive Vice President and General Counsel

SCHEDULE "A"

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST CALLS DEBENTURES FOR REDEMPTION ON DECEMBER 15, 2003

TORONTO, December 4, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced today that it has given notice calling for redemption all of its outstanding Series 1C, 1D and 2B Debentures on December 15, 2003. Legacy had previously announced its intention to redeem these Debentures in conjunction with the proposed financing announced on October 17, 2003. Pursuant to the trust indentures governing the Debentures, the redemption price will be the greater of par and the "Canada Yield Price" set forth in the indentures, plus accrued and unpaid interest.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contacts:

M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

SCHEDULE "B"

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES REDEMPTION PRICE FOR ITS DEBENTURES

TORONTO, December 10, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced today that the redemption price for its outstanding Series 1C, 1D and 2B Debentures is $1,030.05, $1,109.71 and $1,057.50, respectively, per $1,000 principal amount, plus accrued and unpaid interest. Pursuant to the trust indentures governing the Debentures, the redemption price is the greater of par and the "Canada Yield Price" set forth in the indentures. As previously announced, Legacy has called these Debentures for redemption on December 15, 2003.

About Legacy Hotels Real Estate Investment Trust

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contacts:

M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

File Number: 82-34729

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES CLOSING OF REFINANCING TRANSACTION AND REPAYMENT OF DEBENTURES

TORONTO, December 15, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced today the closing of a refinancing transaction consisting of mortgage and bank financing and repayment of debentures. Legacy has entered into seven mortgage financings with certain major Canadian financial institutions for aggregate gross proceeds of $335 million. Legacy granted mortgages on seven of its properties - The Fairmont Waterfront, The Fairmont Hotel Macdonald, Delta Toronto East, Fairmont Château Laurier, Fairmont The Queen Elizabeth, Delta Centre-Ville and Delta Halifax. The proceeds were used to repay the maturing amounts of Legacy's Series 2A and 3 debentures and the redemption price of its Series 1C, 1D and 2B debentures that had been called for redemption. Legacy's 7.75% convertible debentures due April, 2007 remain outstanding.

The balance of the proceeds will be used to fund the call premium, the costs associated with the financing and to repay other debt. The call premium and deferred issue costs relating to the debentures totalling approximately $10 million will be fully expensed in the fourth quarter.

As part of the refinancing, Legacy has also entered into a $90 million secured credit facility. This new facility replaces Legacy's current facility and is secured by several other Legacy properties.

About Legacy Hotels Real Estate Investment Trust

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contacts:

M. Jerry Patava
Executive Vice President and Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

04 JAN -5 AM 7:21

December 16, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

- **Material Change Report dated on December 12, 2003**

- **Press Release dated December 15, 2003 - Legacy Hotels Real Estate Investment Trust Announces Closing of Refinancing Transaction And Repayment of Debentures**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: ______________________
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

MATERIAL CHANGE REPORT

1. **Reporting Issuer**

Legacy Hotels Real Estate Investment Trust ("Legacy")
Canadian Pacific Tower
100 Wellington Street West
Suite 1600
Toronto, Ontario
M5K 1B7

2. **Date of Material Change**

December 4, 2003 and December 10, 2003

3. **Press Release**

Press releases reporting the material change described in this report were issued on December 4, 2003 and December 10, 2003. The press releases were distributed in Canada through Canada NewsWire.

4. **Summary of Material Change**

On December 4, 2003, Legacy gave notice calling for redemption all of its outstanding Series 1C, 1D and 2B Debentures on December 15, 2003. Legacy had previously announced its intention to redeem these Debentures in conjunction with the proposed financing announced on October 17, 2003.

On December 10, 2003, Legacy announced the redemption price for its outstanding Series 1C, 1D and 2B Debentures previously called for redemption; the redemption price is $1,030.05, $1,109.71 and $1,057.50, respectively, per $1,000 principal amount, plus accrued and unpaid interest.

5. **Full Description of Material Change**

See press releases dated December 4, 2003 and December 10, 2003 attached as Schedule "A" and "B", respectively.

6. **Reliance on Confidentiality Provisions of Securities Legislation**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

The senior officer of Legacy who is knowledgeable about this material change is:

Terence P. Badour
Executive Vice President and General Counsel
Telephone: 416.874.2850

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 12th day of December, 2003.

/s/Terence P. Badour
Terence P. Badour
Executive Vice President and General Counsel

SCHEDULE "A"

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST CALLS DEBENTURES FOR REDEMPTION ON DECEMBER 15, 2003

TORONTO, December 4, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced today that it has given notice calling for redemption all of its outstanding Series 1C, 1D and 2B Debentures on December 15, 2003. Legacy had previously announced its intention to redeem these Debentures in conjunction with the proposed financing announced on October 17, 2003. Pursuant to the trust indentures governing the Debentures, the redemption price will be the greater of par and the "Canada Yield Price" set forth in the indentures, plus accrued and unpaid interest.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contacts:

M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

SCHEDULE "B"

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES REDEMPTION PRICE FOR ITS DEBENTURES

TORONTO, December 10, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced today that the redemption price for its outstanding Series 1C, 1D and 2B Debentures is $1,030.05, $1,109.71 and $1,057.50, respectively, per $1,000 principal amount, plus accrued and unpaid interest. Pursuant to the trust indentures governing the Debentures, the redemption price is the greater of par and the "Canada Yield Price" set forth in the indentures. As previously announced, Legacy has called these Debentures for redemption on December 15, 2003.

About Legacy Hotels Real Estate Investment Trust

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contacts:

M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File Number: 82-34729

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES CLOSING OF REFINANCING TRANSACTION AND REPAYMENT OF DEBENTURES

TORONTO, December 15, 2003 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced today the closing of a refinancing transaction consisting of mortgage and bank financing and repayment of debentures. Legacy has entered into seven mortgage financings with certain major Canadian financial institutions for aggregate gross proceeds of $335 million. Legacy granted mortgages on seven of its properties - The Fairmont Waterfront, The Fairmont Hotel Macdonald, Delta Toronto East, Fairmont Château Laurier, Fairmont The Queen Elizabeth, Delta Centre-Ville and Delta Halifax. The proceeds were used to repay the maturing amounts of Legacy's Series 2A and 3 debentures and the redemption price of its Series 1C, 1D and 2B debentures that had been called for redemption. Legacy's 7.75% convertible debentures due April, 2007 remain outstanding.

The balance of the proceeds will be used to fund the call premium, the costs associated with the financing and to repay other debt. The call premium and deferred issue costs relating to the debentures totalling approximately $10 million will be fully expensed in the fourth quarter.

As part of the refinancing, Legacy has also entered into a $90 million secured credit facility. This new facility replaces Legacy's current facility and is secured by several other Legacy properties.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contacts:

M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca